Exhibit 99.1

Ctrip to Hold 2013 Annual General Meeting on October 30, 2013

Shanghai, October 22, 2013 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, ticketing services, packaged tours and corporate travel management in China, today announced that it will hold its 2013 annual general meeting of shareholders at 6F, 99 Fu Quan Road, Shanghai 200335, People’s Republic of China on October 30, 2013 at 15:00 Shanghai/Hong Kong Time. No proposal will be submitted to shareholders for approval at the meeting. Instead, the meeting will serve as an open forum for shareholders and beneficial owners of the company’s American Depositary Shares (“ADSs”) to discuss company affairs with management. Holders of record of ordinary shares of the company at the close of business on October 22, 2013 are entitled to receive notice of and attend the annual general meeting or any adjournment or postponement thereof in person. Beneficial owners of the company’s ADSs are welcome to attend the meeting in person.

The notice of the annual general meeting is available on the Investor Relations section of the company’s website at http://ir.ctrip.com. Ctrip has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2012, with the U.S. Securities and Exchange Commission. Ctrip’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov. Shareholders and ADS holders may request a hard copy of the company’s annual report, free of charge, by contacting Investors Relations Department, Ctrip.com International, Ltd., 6F, 99 Fu Quan Road, Shanghai 200335, People’s Republic of China, or by email to iremail@ctrip.com.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, ticketing services, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also helps customers book vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12928

Email: iremail@ctrip.com